                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       ------------------------------

                                  FORM 11-K


                                ANNUAL REPORT
                      PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(MARK ONE)
    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
               For the fiscal year ended:  December 31, 1994

                                     OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
               For the transition period from                 to
                                              ---------------    ---------------


                       Commission file number:  1-5517
                                                ------

             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Scientific-Atlanta, Inc.
                     Voluntary Employee Retirement and Investment Plan and Trust

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Scientific-Atlanta, Inc.
                     One Technology Parkway, South
                     Norcross, Georgia 30092.

                            REQUIRED INFORMATION

EXHIBITS


         The following exhibit is filed as part of this report:

         EX-23      Consent of Arthur Andersen LLP.


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Scientific-Atlanta, Inc.
                                  Voluntary Employee Retirement
                                  and Investment Plan and Trust


Date:  September 13, 1995         By:      Scientific-Atlanta, Inc.
                                           Employee Benefit Committee



                                  By:    /s/ Brian C. Koenig
                                         -------------------
                                  Name:  Brian C. Koenig
                                  Title: Senior Vice President, Human Resources

                          SCIENTIFIC-ATLANTA, INC.

                        VOLUNTARY EMPLOYEE RETIREMENT

                        AND INVESTMENT PLAN AND TRUST


                     FINANCIAL STATEMENTS AND SCHEDULES

                      AS OF DECEMBER 31, 1994 AND 1993

                                TOGETHER WITH

                              AUDITORS' REPORT

                          SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                         DECEMBER 31, 1994 AND 1993
                              TABLE OF CONTENTS

               -----------------------------------------------




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Plan Benefits, December 31, 1994 and 1993

         Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULES:

       Schedule
        Number
        ------
          I. Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1994

         II. Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1994

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Employee Benefit Committee of the
Scientific-Atlanta, Inc.
Voluntary Employee Retirement
and Investment Plan and Trust:


We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Atlanta, Georgia
July 21, 1995

                          SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         DECEMBER 31, 1994 AND 1993

         -----------------------------------------------------------


                                                                          1994               1993
                                                                      -----------        -----------
ASSETS:

  PARTICIPANT DIRECTED INVESTMENTS,
      AT MARKET (SCHEDULE I)
      FIDELITY RETIREMENT MONEY MARKET FUND                           $ 8,855,296        $ 6,542,495
      FIDELITY INTERMEDIATE BOND FUND                                   5,664,040          5,954,871
      FIDELITY EQUITY INCOME FUND                                      12,336,325         10,460,786
      FIDELITY U.S. EQUITY INDEX FUND                                   2,601,057          2,021,393
      FIDELITY MAGELLAN FUND                                           14,418,451         11,611,208
      SCIENTIFIC-ATLANTA COMMON STOCK FUND                             26,340,024         17,355,547
                                                                      -----------        -----------
         TOTAL ASSETS                                                  70,215,193         53,946,300


LIABILITIES                                                                    --                 --

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                $70,215,193        $53,946,300
                                                                      ===========        ===========





       The accompanying notes are an integral part of these statements.

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1994

        --------------------------------------------------------------


                                                                 PARTICIPANT DIRECTED INVESTMENTS
                                                                          FIDELITY FUNDS
                                         ------------------------------------------------------------------------------
                                         RETIREMENT         INTER-
                                            MONEY           MEDIATE          EQUITY         U.S. EQUITY
                                           MARKET            BOND            INCOME            INDEX         MAGELLAN
                                         ----------       ----------      -----------       ----------      -----------
INVESTMENT INCOME:
    Net appreciation (depreciation) in
         market value of investments     $       --       $ (516,610)     $(1,117,176)      $  (46,574)     $  (744,595)
    Dividends and Interest                  296,938          402,687        1,119,772           73,638          496,297
                                         ----------       ----------      -----------       ----------      -----------
                                            296,938         (113,923)           2,596           27,064         (248,298)
                                         ----------       ----------      -----------       ----------      -----------

CONTRIBUTIONS:
    Participants                            906,346          859,287        1,779,898          636,393        3,188,015
    Employer                                     --               --               --               --             (615)
    Rollover deposits                       109,544           92,249           99,049           40,469          343,199
                                         ----------       ----------      -----------       ----------      -----------
                                          1,015,890          951,536        1,878,947          676,862        3,530,599
                                         ----------       ----------      -----------       ----------      -----------

         TOTAL ADDITIONS                  1,312,828          837,613        1,881,543          703,926        3,282,301

PAYMENTS TO PARTICIPANTS                   (964,709)        (272,717)        (480,381)         (63,502)        (539,654)

ADMINISTRATIVE EXPENSES                      (2,764)          (2,188)          (4,410)            (830)          (5,490)

TRANFERS IN (OUT)                             7,491           (1,665)          (2,497)            (832)          (2,496)

INTERFUND TRANSFERS                       1,959,955         (851,874)         481,284          (59,098)          72,582
                                         ----------       ----------      -----------       ----------      -----------

NET INCREASE (DECREASE)                   2,312,801         (290,831)       1,875,539          579,664        2,807,243

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, BEGINNING OF YEAR           6,542,495        5,954,871       10,460,786        2,021,393       11,611,208
                                         ----------       ----------      -----------       ----------      -----------

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS, END OF YEAR               $8,855,296       $5,664,040      $12,336,325       $2,601,057      $14,418,451
                                         ==========       ==========      ===========       ==========      ===========





        The accompanying notes are an integral part of this statement.

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1994

        --------------------------------------------------------------



                                                          SCIENTIFIC
                                                           ATLANTA
                                                            COMMON
                                                            STOCK
                                                             FUND          1994
                                                         -----------   ------------
INVESTMENT INCOME:
    Net appreciation (depreciation) in
         market value of investments                     $ 6,054,441   $  3,629,486
    Dividends and Interest                                        --      2,389,332
                                                         -----------   ------------
                                                           6,054,441      6,018,818
                                                         -----------   ------------

CONTRIBUTIONS:
    Participants                                             427,126      7,797,065
    Employer                                               4,342,375      4,341,760
    Rollover deposits                                        521,380      1,205,890
                                                         -----------    -----------
                                                           5,290,881     13,344,715
                                                         -----------    -----------

         TOTAL ADDITIONS                                  11,345,322     19,363,533

PAYMENTS TO PARTICIPANTS                                    (731,711)    (3,052,674)

ADMINISTRATIVE EXPENSES                                      (30,031)       (45,713)

TRANSFERS IN (OUT)                                             3,746          3,747

INTERFUND TRANSFERS                                       (1,602,849)            --
                                                         ------------   -----------

NET INCREASE                                               8,984,477     16,268,893

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, BEGINNING OF YEAR                           17,355,547     53,946,300
                                                         -----------    -----------

NET ASSETS AVAIABLE FOR PLAN
    BENEFITS, END OF YEAR                                $26,340,024    $70,215,193
                                                         ===========    ===========





        The accompanying notes are an integral part of this statement.

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1994 AND 1993

         -----------------------------------------------------------

1.  PLAN DESCRIPTION:

    Effective January 1, 1986, Scientific-Atlanta, Inc. (the "Company") established the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    A description of the Plan provisions has been published in a summary Plan description available to all participants and beneficiaries.

    The following six investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant directed. Participants may change their investment elections daily. The Plan has specific guidelines and limitations as to the type of securities eligible for investment by each fund.

             The Money Market Fund (Fidelity Retirement Money Market Portfolio)
             - This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

             The Bond Fund (Fidelity Intermediate Bond Fund) - This is a fixed income fund invested in U.S. Treasury bonds or other government bonds, and corporate bonds with a fixed interest rate.

             The Equity Mutual Fund (Fidelity Equity-Income Fund) - This is a fund containing a variety of corporate securities, with more investment risk than the Bond Fund and Money Market Fund, with the objective of both current income and capital appreciation.

             The Equity Index Fund (Fidelity U.S. Equity Index Portfolio) - This is a fund that invests primarily in the common stocks of the 500 companies included in the S&P 500 Index. The objective is for both current income and long-term capital appreciation.

             Long-Term Capital Appreciation Fund (Fidelity Magellan Fund) - This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

             Scientific-Atlanta Common Stock Fund, (S-A Common Stock Fund) - This fund is invested primarily in Scientific-Atlanta common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other Fidelity funds.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      Although the Plan has received a favorable determination letter dated July 1, 1993 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator and management believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code.
      Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 1994.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      The financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles.

      Realized gains and losses on investment transactions are determined for accounting purposes as of the settlement date on a moving average cost basis. Investments are stated at market value (based on quoted market prices) in the accompanying Statements of Net Assets Available for Plan Benefits.

3.    PARTICIPATION:

      Employees of the Company are eligible to participate in the Plan if they
      (a) are a regular full-time employee or a regular part-time employee scheduled to work at least 20 hours a week, and (b) are at least 18 years of age. Eligibility begins immediately upon employment provided the above age and service requirements are met. This eligibility requirement complies with the provisions of ERISA.

      Participants may contribute to the Plan an amount ranging from 1/2% to 15% of their annual compensation as reported on Internal Revenue Service Form W-2.

      Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations are based on participant account balances, as defined.

      The amount contributed to the Plan by the Company on behalf of a participant is equal to $1.00 for each dollar contributed by the participant up to 3% of the participant's annual compensation plus $.50 for each dollar of the participant's contribution between 3% and 6% of the participant's annual compensation. In addition, for any Plan year, the Company's contribution on behalf of the participant to this Plan shall not exceed 4.5% of the participant's annual compensation for such Plan year. The Company's matching contributions to the Plan are in the form of Scientific-Atlanta, Inc. common stock and are made only at the end of each quarter. Vesting is immediate for both the participant's contribution and the Company's matching contribution.

      Prior to October 1, 1993, the amount contributed to the Plan by the Company on behalf of a participant was equal to $.50 for each $1.00 of the participant's contributions up to 5% of the participant's annual compensation. For any plan year, the Company's combined contribution on behalf of the participant to this Plan and the Scientific-Atlanta, Inc. Stock Purchase Plan could not exceed 2.5% of the participant's annual compensation for such Plan year. The Company's matching contributions to the Plan were in the form of the Company's common stock, cash, or a combination of both.

4.    TRUST AGREEMENT:

      At December 31, 1994, the Plan's assets were held by the Trustee of the Plan, Fidelity Management Trust Company. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries and they act as the Plan Administrator. No such officer or employee receives compensation from the Plan. Administrative expenses such as trustee fees are paid by the Plan.

                                                                     SCHEDULE  I

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1994

         -----------------------------------------------------------

                                                         Face Amount                                   Market
       Investment Description                             or Shares               Cost                  Value
--------------------------------------                  -------------         ------------          -------------
Fidelity Investments Mutual Funds (*):
--------------------------------------

         Retirement Money Market                          8,855,297            $ 8,855,297            $ 8,855,296
         Intermediate Bond                                  576,199              6,014,477              5,664,040
         Equity Income                                      401,835             11,851,848             12,336,325
         U.S. Equity Index                                  153,818              2,474,618              2,601,057
         Magellan                                           215,845             14,789,412             14,418,451

Common Stock
------------

         Scientific-Atlanta, Inc.(*)                      2,035,551             12,901,948             26,340,024
                                                                               -----------            -----------

                 Total Investments                                             $56,887,600            $70,215,193
                                                                               ===========            ===========





(*)  Represents a party in interest.




        The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE  II

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
             ITEM  27d - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                     FOR THE YEAR ENDED DECEMBER 31, 1994

         -----------------------------------------------------------


                                           Purchases                         Sales, Maturities or Withdrawals
                                ----------------------------      ----------------------------------------------------
                                 Number of                         Number of                                 Net Gain/
         Description            Transactions      Amount          Transactions     Proceeds        Cost         (Loss)
---------------------------     ------------   -------------      ------------   -------------  -----------  ----------
Fidelity Money Market
  Portfolio (*)                     214         $ 7,468,204           176         $5,155,403     $5,155,403          --

Fidelity Intermediate Bond
  Fund (*)                          192           1,938,425           142          1,712,646      1,758,286     (45,640)

Fidelity Equity-Income
  Fund (*)                          215           5,503,578           149          2,510,863      2,312,049     198,814

Fidelity Magellan Fund (*)          231           7,304,160           163          3,752,322      3,789,998     (37,676)

Scientific-Atlanta  Common
  Stock Fund (*)                    241          11,689,564           189          8,759,509      5,766,319   2,993,190





(1) Represents individual transactions or a series of transactions in securities of the same issue or with a person in excess of 5% of the market value of the Plan's assets as of January 1, 1994.

(*) Represents a party in interest.



         The accompanying notes are an integral part of this schedule.